RECEIVED
2006 SEP -8 P 12:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

06016685

31 August 2006

PROCESSED
SEP 11 2006
THOMSON FINANCIAL

SUPPL

Dear Sirs

Ref: 82- 3099 SCOTTISH AND SOUTHERN ENERGY PLC

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 01 June 2006 to 31August 2006.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

Anne Sutherland
Company Secretarial Assistant

List of Announcements

Date	Headline	LSE Number
01/06/2006	Director/PDMR Shareholding	8660D
08/06/2006	Review Moody's Report	2744E
08/06/2006	Holding(s) in Company	3056E
06/06/2006	Director/PDMR Shareholding	1536E
16/06/2006	Corporate Update	7056E
16/06/2006	Corporate Update	7060E
30/06/2006	Auction Gas Storage Capacity	4846F
03/07/2006	Director/PDMR Shareholding	5395F
05/07/2006	Director/PDMR Shareholding	7346F
12/07/2006	New Power Station	0620G
12/07/2006	Director/PDMR Shareholding	071G
13/07/2006	Holding(s) in Company	1837G
17/07/2006	Visit by Commissioner	2977G
21/07/2006	Corporate Update	5488G
28/07/2006	Director/PDMR Shareholding	9129G
27/07/2006	AGM Statement	7961G
27/07/2006	Non-Executive Director	8384G
27/07/2006	AGM -Resolutions	8388G
31/07/2006	Directorate Change	9613G
01/08/2006	Director/PDMR Shareholding	0399H
08/08/2006	Holding(s) in Company	4111H
09/08/2006	Additional Listing	4478H
24/08/2006	Holding(s) in Company	0584I
31/08/2006	Director/PDMR Shareholding	2873I
31/08/2006	Blocklisting Interim Review	2884I

Regulatory Announcement

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Blocklisting Interim Review
Released	10:21 31-Aug-06
Number	2884I

RNS Number:2884I
Scottish & Southern Energy PLC
31 August 2006

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA FAX 020 7066 8364

Date: 31 August 2006

AVS No:

Name of applicant:		Scottish and Southern Energy plc	
Name of scheme:		Executive Share Option Scheme	
Period of return:	From:	1 March 2006	To: 31 August 2006
Balance under scheme from previous return:			226,354
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:			
Number of securities issued/allotted under scheme during period:			52,500
Balance under scheme not yet issued/allotted at end of period			173,854
Number and class of securities originally listed and the date of admission		2,716,133 1 September 2005	
Total number of securities in issue at the end of the period			860,348,784

Name of contact: Anne Sutherland
Address of contact: 200 Dunkeld Road, Perth PH1 3AQ
Telephone number of contact: 01738 455154

SIGNED BY ________Vincent Donnelly________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

________Scottish and Southern Energy plc________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 31 August_____2006__

AVS No:

Name of applicant:		Scottish and Southern Energy plc		
Name of scheme:		SAYE Sharesave Scheme		
Period of return:	From:	1 March 2006	To:	31 August 2006
Balance under scheme from previous return:				1,177,657
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:				
Number of securities issued/allotted under scheme during period:				51,355
Balance under scheme not yet issued/allotted at end of period				1,126,302
Number and class of securities originally listed and the date of admission		2,716,133 1 September 2005		
Total number of securities in issue at the end of the period				860,348,784
Name of contact:		Anne Sutherland		
Address of contact:		200 Dunkeld Road, Perth PH1 3AQ		
Telephone number of contact:		01738 455154		

SIGNED BY _Vincent Donnelly____

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

_Scottish and Southern Energy plc____

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	09:55 31-Aug-06
Number	2873I

Scottish and Southern Energy

RNS Number:2873I
Scottish & Southern Energy PLC
31 August 2006

Notification of Directors' Interests

Scottish and Southern Energy plc was notified on 30 August 2006 that one of its PDMR's, Brian Smith, sold 1,599 Ordinary 50p shares on 30 August 2006 at a price of £11.99 per share.

This information is provided by RNS
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RECEIVED

2006 SEP -8 P 12:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	10:30 24-Aug-06
Number	0584I

RNS Number:0584I
Scottish & Southern Energy PLC
24 August 2006

Scottish and Southern Energy plc

Holding(s) in Company

23 August 2006

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 23 August 2006 that Barclays plc, through various legal entities as listed below, has a notifiable interest in 34,584,936 ordinary 50p shares in Scottish and Southern Energy plc, being 4.02% of the issued share capital of the company.

Legal Entity	Holding	Percentage Held
Barclays Capital Securities Ltd	11,996,996	1.3946
Barclays Life Assurance Co Ltd	1,116,772	0.1298
Barclays Private Bank and Trust Ltd	13,378	0.0016
Barclays Global Fund Advisors	2,730,494	0.3174
Barclays Global Investors, N.A.	6,108,198	0.7101
Gerrard Ltd	3,237,478	0.3763
Barclays Global Investors Japan Ltd	94,266	0.0110
Barclays Global Investors Canada Ltd	60,670	0.0071
Barclays Capital Inc	240,800	0.0280
Barclays Bank Trust Company Ltd	39,481	0.0046
Barclays Private Bank and Trust Ltd	540	0.0001
Barclays Global Investors Australia Ltd	76,234	0.0089
Barclays Global Investors Ltd	7,898,632	0.9182
Barclays Global Investors Japan Trust & Banking	970,997	0.1129
Group Holding	34,584,936	4.0206

Registered Holder	Account Designation	Holding
BANK OF IRELAND	426353	172,985
BANK OF IRELAND	426360	20,045
BANK OF NEW YORK		61,032
BARCLAYS CAPITAL NOMINEES LIMITED		608,987
BARCLAYS CAPITAL NOMINEES LIMITED		11,369,209
BARCLAYS CAPITAL NOMINEES LIMITED		222,000
Barclays Capital Securities Ltd.		18,800

Barclays Capital Securities Ltd.		18,800
Barclays Global Investors Canada		60,670
Barclays Trust Co & Others		1,946
BARCLAYS TRUST CO AS EXEC/ADM		750
Barclays Trust Co DMC69		13,400
Barclays Trust Co R69		23,385
CHASE NOMINEES LTD	16376	417,756
CHASE NOMINEES LTD	21359	76,461
CHASE NOMINEES LTD	28270	281,182
Clydesdale Nominees HGB0125	63919101	1,270
Clydesdale Nominees HGB0125	68640801	4,230
Clydesdale Nominees HGB0125	69451601	6,660
Clydesdale Nominees HGB0125	2500054901	1,218
Gerrard Nominees Limited	605704	360
Gerrard Nominees Limited	607486	750
Gerrard Nominees Limited	617906	400
Gerrard Nominees Limited	622124	1,500
Gerrard Nominees Limited	635860	1,750
Gerrard Nominees Limited	637739	450
Gerrard Nominees Limited	643975	2,700
Gerrard Nominees Limited	647291	875
Gerrard Nominees Limited	658574	1,250
Gerrard Nominees Limited	660968	1,500
Gerrard Nominees Limited	777546	200
Greig Middleton Nominees Limited (GM1)		154,711
Greig Middleton Nominees Ltd (GM3)	220805DN	22,258
Greig Middleton Nominees Ltd (GM3)	523475DN	75,000
INVESTORS BANK AND TRUST CO.		13,473
INVESTORS BANK AND TRUST CO.		79,630
INVESTORS BANK AND TRUST CO.		146,421
INVESTORS BANK AND TRUST CO.		4,165,951
INVESTORS BANK AND TRUST CO.		105,259
INVESTORS BANK AND TRUST CO.		6,787
INVESTORS BANK AND TRUST CO.		879,141
INVESTORS BANK AND TRUST CO.		141,673
INVESTORS BANK AND TRUST CO.		207,765
INVESTORS BANK AND TRUST CO.		24,329
INVESTORS BANK AND TRUST CO.		57,376
INVESTORS BANK AND TRUST CO.		2,178,000
INVESTORS BANK AND TRUST CO.		263,024
JP MORGAN (BGI CUSTODY)	16331	193,323
JP MORGAN (BGI CUSTODY)	16338	51,273
JP MORGAN (BGI CUSTODY)	16341	467,472
JP MORGAN (BGI CUSTODY)	16342	108,806
JP MORGAN (BGI CUSTODY)	16400	6,553,998
JP MORGAN (BGI CUSTODY)	17011	14,716
JP MORGAN (BGI CUSTODY)	18409	657,387
JPMORGAN CHASE BANK		28,123
JPMORGAN CHASE BANK		76,234
JPMorgan Chase Bank		92,307
JPMorgan Chase Bank		468,601
JPMorgan Chase Bank		116,362
JPMorgan Chase Bank		43,618
JPMorgan Chase Bank		8,213
JPMorgan Chase Bank		7,168
JPMorgan Chase Bank		124,843
JPMorgan Chase Bank		86,285
JPMorgan Chase Bank		23,600
JPMorgan Chase Bank		9,408
JPMorgan Chase Bank		8,479
JPMorgan Chase Bank		52,587
Mellon Trust - US CUSTODIAN /		34,536
Mitsui Asset		14,582
R C Greig Nominees Limited		2,083,139

R C Greig Nominees Limited a/c AK1	507,027
R C Greig Nominees Limited a/c BL1	87,058
R C Greig Nominees Limited a/c CM1	49,053
R C Greig Nominees Limited GP1	168,007
R C Greig Nominees Limited SA1	79,490
Reflex Nominees Limited	540
STATE STREET BOSTON	446,172
Trust & Custody Services Bank	522
Trust & Custody Services Bank	8,688
Total	34,584,936

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Additional Listing
Released	11:43 09-Aug-06
Number	4478H

Scottish and Southern Energy

RNS Number:4478H
Scottish & Southern Energy PLC
09 August 2006

SCOTTISH AND SOUTHERN ENERGY PLC (THE "COMPANY")

Additional Listing

Application has been made to the UK Listing Authority and the London Stock Exchange for the admission of 11,111 ordinary shares of 50 pence each in the Company to the Official List for these securities to be admitted to trading. The application has been made to satisfy obligations under the conversion of the 3.75% Convertible Bonds due 2009 and will rank pari passu with the existing ordinary shares.

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The company news service from the London Stock Exchange

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2006 SEP -8 P 12:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	15:40 08-Aug-06
Number	4111H

RNS Number:4111H
Scottish & Southern Energy PLC
08 August 2006

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

Scottish and Southern Energy plc (the Company) was notified on 7 August 2006 that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, both being non-beneficial holders, have a notifiable interest in 26,153,107 ordinary shares in the Company, being 3.04% of the issued share capital of the Company.

The shares are registered as follows:

Nominee/Registered Name	Management Company	Shares Held
JP Morgan, Bournemouth	FPM	893,010
Northern Trust London	FPM	2,300,611
State Str Bk and Tr Lndn	FPM	1,208,968
Bank of New York Brussels	FPM	859,319
Mellon Bank	FPM	675,300
JP Morgan, Bournemouth	FPM	636,500
HSBC Bank Plc	FPM	364,979
Bankers Trust London	FPM	123,800
Chase Manhttn Bk Ag Frnkfrt	FPM	84,500
Societe Generale	FPM	60,300
Midland Securities Services	FPM	51,500
JPMorgan Chase Bank	FPM	45,700
Dexia Privatbank	FPM	9,600
Chase Manhattan London	FPM	8,800
State Str Bk and Tr Lndn	FMTC	3,548,907
Brown Bros Harrimn Ltd.	FMTC	2,289,100
Northern Trust Co	FMTC	1,317,484
JPMorgan Chase Bank	FMTC	858,300
Mellon Bank N.A.	FMTC	848,298
Bank of New York	FMTC	426,600
CIBC Mellon Trust	FMTC	275,247
Royal Trust - Toronto	FMTC	34,055
JPMorgan Chase Bank	FMRCO	1,387,700
State Str Bk and Tr Co	FMRCO	164,600
Northern Trust London	FMRCO	116,400
Mellon Bank N.A.	FMRCO	37,300
Mellon Bank N.A.	FMR	29,600
JP Morgan, Bournemouth	FISL	2,121,157
Bermuda Trust Far East HK	FIM HK	36,600
JP Morgan, Bournemouth	FIL	1,885,139
Chase Manhttn Bk Ag Frnkfrt	FIL	420,000

State Str Bk and Tr Co	FIL	276,130
Bank of New York Brussels	FIL	268,800
Northern Trust London	FIL	199,990
JP Morgan, Bournemouth	FIL	164,100
State Street Bank Australia	FIL	157,000
National Astl Bk Melbourne	FIL	102,000
Northern Trust Co	FIL	69,400
Morgan Stanley London	FIL	39,870
ING Luxembourg	FIL	32,724
Brown Bros Harrimn Ltd Lux	FIL	14,059
Master Trust Bank of Japan	FIJ	128,500
Nomura Trust and Banking	FIJ	57,900
Trust & Cust Svcs Bk Ltd, Toko	FIJ	34,860
Bank of New York Europe	FII	1,152,300
State Str Bk and Tr Co	FICL	317,100
State Street Hong Kong	FIA(K)L	19,000
	GRAND TOTAL	26,153,107

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	08:51 01-Aug-06
Number	0399H

Scottish and Southern Energy

RNS Number:0399H
Scottish & Southern Energy PLC
01 August 2006

The Company was notified on 31 July 2006 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 31 July 2006 in the Company's ordinary shares:-

(a) that 30,431 shares were purchased and allocated at £12.14 per share using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and allocated a further 22,029 shares at £12.14 per share ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchases, referred to above, were made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership and Matching Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	11	5	0.000002%	24,960	0.003%
Ian Marchant Director	11	5	0.000002%	94,013	0.010%
Alistair Phillips-Davies Director	10	5	0.000002%	30,957	0.003%
Gregor Alexander Director	11	5	0.000002%	21,414	0.002%
Vincent Donnelly PDMR	11	5	N/A	N/A	N/A

Michelle Hynd PDMR	10	5	N/A	N/A	N/A
Paul Isgar PDMR	10	5	N/A	N/A	N/A
Graham Juggins PDMR	11	5	N/A	N/A	N/A
Anthony Keeling PDMR	10	5	N/A	N/A	N/A
Ian Manson PDMR	11	5	N/A	N/A	N/A
Mark Mathieson PDMR	10	5	N/A	N/A	N/A
Robert McDonald PDMR	11	5	N/A	N/A	N/A
James McPhillimy PDMR	11	5	N/A	N/A	N/A
Adrian Pike PDMR	10	5	N/A	N/A	N/A
Brian Smith PDMR	3	3	N/A	N/A	N/A
James Smith PDMR	10	5	N/A	N/A	N/A
Paul Smith PDMR	11	5	N/A	N/A	N/A
Alan Young PDMR	8	5	N/A	N/A	N/A

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Directorate Change
Released	08:59 31-Jul-06
Number	9613G

RNS Number:9613G
Scottish & Southern Energy PLC
31 July 2006

Directorate Change

Following the appointment of Nick Baldwin to the Board as non-Executive Director with effect from 1 September 2006, the Company notifies that Nick Baldwin was also a director of Powergen plc until 1 July 2002.

There are no details that require to be disclosed in relation to paragraph 9.6.13 of the Financial Services Authority Listing Rules.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	13:46 28-Jul-06
Number	9129G

Scottish and Southern Energy

RNS Number:9129G
Scottish & Southern Energy PLC
28 July 2006

RIS ANNOUNCEMENT - DIRECTOR/PDMR DEALING

SCOTTISH AND SOUTHERN ENERGY PLC

Following notifications made in accordance with DR 3.1.4 (R)(1)(a) and section 324 of the Companies Act 1985, Scottish and Southern Energy plc (the "Company") wishes to notify the following changes in the interests of executive directors and persons discharging managerial responsibility ("PDMR"s) in ordinary shares in the Company ("Shares") arising out of the operation of the Scottish and Southern Energy plc Performance Share Plan (the "PSP").

The PSP was approved by shareholders at the Company's Annual General Meeting held on 27 July 2006.

On 27 July 2006, awards over Shares ("Awards") were granted under the PSP to the following executive directors and PDMRs, as set out below. The number of Shares stated is the maximum available to each director or PDMR on satisfaction in full of the performance targets applicable to the Award. The number of Shares under each Award has been calculated by reference £12.19, being the mid-market price for a Share on 27 July 2006.

Executive Director	Shares granted under award
Colin Hood	40,607
Ian Marchant	54,142
Alistair Phillips-Davies	28,301
Gregor Alexander	28,301

PDMR	
Vincent Donnelly	7,075
Paul Isgar	8,305
Graham Juggins	6,460
Anthony Keeling	9,228
Ian Manson	7,383
Mark Mathieson	7,690
Robert McDonald	8,305
Jim McPhillimy	9,844
Adrian Pike	8,921
Brian Smith	6,460
James Smith	7,383
Paul Smith	9,844
Alan Young	8,305

Vesting of these Awards will be conditional on the satisfaction of financial performance targets and other criteria. The earliest date on which the participants could normally become entitled to the Shares comprised in the Award is the date of announcement of results for the financial year ending 31 March 2009, or as otherwise determined by the rules of the PSP.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	AGM - Resolutions
Released	14:09 27-Jul-06
Number	8388G

Scottish and Southern Energy

SCOTTISH AND SOUTHERN ENERGY PLC
ANNUAL GENERAL MEETING

The Annual General Meeting of Scottish and Southern Energy plc ("SSE") took place in Bournemouth today. All 12 Resolutions, as set out in the Notice of Meeting on page 101 of the Annual report 2005, were passed by shareholders, with a vote of at least 98% in favour.

Sir Robert Smith, Chairman of SSE, said at the Meeting:

"Over the past three years, we have raised significantly the bar in terms of what our shareholders and our customers expect of us. The greatest risk to any business in this situation is that it falls short of the new standards it has set.

"Our priority must continue to be the delivery of significant value for shareholders and excellence for customers through continuous improvement across all of our activities and by exploiting the opportunities that have been created.

"It is the hard work of everyone in SSE, allied to the combination of continuous improvement and disciplined investment, that has delivered our core objective of sustained real growth in the dividend in the past and which we believe will continue to deliver it in the future."

For further information: Andrew Dowler
Financial Dynamics
020 7831 3113

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Non-Executive Director
Released	14:03 27-Jul-06
Number	8384G

SCOTTISH AND SOUTHERN ENERGY PLC
APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Scottish and Southern Energy plc ("SSE") has appointed Nick Baldwin as a Non-Executive Director with effect from 01 September 2006.

Nick has extensive experience of the UK utilities sector, including more than a decade of service with Powergen, which culminated in his appointment as Chief Executive in 2001. He is currently an Independent Director of the DTI Energy Board, a Non-Executive Director of the Nuclear Decommissioning Authority and a Non-Executive Director of the Forensic Science Service.

Announcing the appointment at SSE's Annual General Meeting in Bournemouth, Sir Robert Smith, Chairman of SSE, said:

'I am delighted that Nick will join our Board. He combines outstanding experience and knowledge of the UK utilities sector with a strong interest in the key issues which the sector will face in the coming years. I am looking forward to working with him when he joins the Board in September.'

For further information: Andrew Dowler
Financial Dynamics
020 7831 3113

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	AGM Statement
Released	07:00 27-Jul-06
Number	7961G

Scottish and Southern Energy

27 July 2006

SCOTTISH AND SOUTHERN ENERGY PLC
SEVEN MILLION CUSTOMERS

Scottish and Southern Energy plc ("SSE") will tell its shareholders at its Annual General Meeting later today (27 July) that it has achieved seven million energy supply-related customers for the first time.

This represents an increase of: 2.5 million (55%) since the start of 2002; 900,000 (15%) since the start of the last financial year in April 2005; and 300,000 (4.5%) since the start of the current financial year in April 2006.

The increase has re-inforced SSE's position as the third largest supplier of electricity and gas in the UK. It supplies electricity and gas under Southern Electric, Scottish Hydro Electric, SWALEC and Atlantic brands.

Ian Marchant, Chief Executive of SSE, said:

"There is no doubt that a significant part of this growth has resulted from our policy of protecting our domestic customers from the worst impacts of the volatile wholesale energy prices and delaying for as long as possible any price increases for gas and electricity.

By delaying price increases in this way, we have saved a typical gas and electricity customer around £100 since the start of 2004, compared with what they would have paid had we increased prices at the same time as the UK's largest energy supplier.

We have also sought to deliver best-in-sector service to customers and the latest statistics from industry watchdog energywatch showed we have the lowest level of complaints across all categories.

In a highly competitive market, in which increasing numbers of customers are changing suppliers, maintaining growth will be challenging. A big priority for us over the next 18 months is to ensure that we provide the right levels of service and value for our existing customers while continuing to attract new customers. This involves extending the range of value-adding products we offer to customers such as the new gas boiler service we launched last month."

For further information: Dennis Kirby
Scottish and Southern
0870 9000 410
Andrew Dowler
Financial Dynamics
020 7831 3113

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate Update
Released	10:23 21-Jul-06
Number	5488G

Scottish and Southern Energy

RNS Number:5488G
Scottish & Southern Energy PLC
21 July 2006

SCOTTISH AND SOUTHERN ENERGY PLC

FOURTH PAYMENT FROM THE ADMINISTRATORS OF TXU EUROPE GROUP PLC

Scottish and Southern Energy plc ("SSE") has received a fourth distribution payment of £24.5m from the administrators of TXU Europe Group plc in respect of its agreed claim of £294.2m relating to a 14-year contract originally entered into in 1997.

This takes SSE's total direct receipt from the administration process to £275.7m (excluding its share of the separate distributions paid to Barking Power). SSE expects to receive a further distribution later in 2006.

When it received its first distribution in March 2005, SSE said it expected that over 75% of its agreed claim would be settled. Following the subsequent distributions, it now expects that, in total, over 95% of its agreed claim will be settled.

Gregor Alexander, Finance Director of SSE, said:

"The receipt of this latest distribution is another major milestone in the process of recovering our claim from the TXU Europe administration. We have exceeded expectations in terms of what we have been able to recover and we are now on course to achieve over 95%. This is a very good result."

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82-3099

RNS Number:2977G
Scottish & Southern Energy PLC
17 July 2006

VISIT BY COMMISSIONER ANDRIS PIEBALGS

European Commissioner for Energy Andris Piebalgs is spending today at the Perth headquarters of Scottish and Southern Energy plc ("SSE") as part of a two-day visit to Scotland.

In the course of his visit, the Commissioner is meeting senior members of SSE's management team and other representatives of the energy sector in Scotland, touring its Energy Management Centre and visiting its Sustainable Energy Demonstration House.

Tomorrow, the Commissioner will visit the Moray Firth where SSE and its partner, Talisman Energy (UK) Ltd, expect to install in the next few weeks two 5MW (megawatt) wind turbines 25km off the coast in 45 metres of water, making it the world's deepest offshore wind farm.

Electricity generated by the two turbines will be used to power the Beatrice oil platform which, in turn, will provide a base from which to carry out turbine monitoring and maintenance of the performance of the two turbines.

The installation of the turbines will be a key milestone in a £35m demonstrator project which has been funded by the European Union, Scottish Executive and Department of Trade and Industry, as well as Talisman Energy (UK) and SSE.

Commissioner Piebalgs said:

"In today's world, we need to fight climate change and ensure that we have secure supplies of energy. We should, therefore, be ambitious in the field of renewable energy and I am looking forward to learning more about the projects here in Scotland."

Ian Marchant, Chief Executive of SSE, said:

"Commissioner Piebalgs' visit is timely and an invaluable opportunity to discuss both the Commission's Energy Green Paper and the UK energy policy review. We share the Commission's commitment to an energy strategy which balances sustainable development, competitiveness and security of supply.

"The Beatrice project is a leading-edge opportunity to examine the technical and commercial viability of deep water wind farms. This demonstration phase will give us the information we need to determine whether deep water wind farms are likely to provide a new means of delivering significant amounts of zero carbon energy."

Enquiries to:
Scottish and Southern Energy
Alan Young, Director of Corporate Communications 0870 900 0410
Denis Kerby, Corporate Communications 0870 900 0410

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	16:41 13-Jul-06
Number	1837G

RNS Number:1837G
Scottish & Southern Energy PLC
13 July 2006

Scottish and Southern Energy plc

Holding (s) in Company

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 13 July 2006 that The Capital Group Companies, Inc, through various legal entities as listed below, has a notifiable interest in 34,647,956 ordinary 50p shares in Scottish and Southern Energy plc, being 4.02% of the issued share capital of the company.

Legal Entity	
Capital Guardian Trust Company	16,073,366
Capital International Limited	13,099,615
Capital International S.A.	2,102,300
Capital International, Inc	972,675
Capital Research and Management Company	2,400,000

Registered Holder	
State Street Nominees Limited	1,745,168
Bank of New York Nominees	1,229,749
Northern Trust	175,200
Chase Manhattan Bank Australia Limited	5,300
Chase Nominees Limited	7,355,283
BT Globenet Nominees Ltd	346,000
Midland Bank plc	1,357,400
Cede & Co	62,000
Deutsche Bank Mannheim	1,300
Bankers Trust	601,200
Barclays Bank	13,500
Citibank London	2,200
Brown Bros.	83,240
Nortrust Nominees	1,977,550
MSS Nominees Limited	35,600
State Street Bank & Trust Co.	71,800
Citibank NA Toronto	22,100
Deutsche Bank AG	2,600
HSBC Bank plc	800
Mellon Bank N.A.	98,400
Roy Nominees Limited	15,600
Mellon Nominees (UK) Limited	382,669
HSBC	25,300
JP Morgan Chase Bank	463,407
State Street Nominees Limited	150,200
Bank of New York Nominees	2,970,731

Northern Trust	1,726,155
Chase Nominees Limited	2,693,200
Midland Bank plc	82,900
Bankers Trust	82,100
Barclays Bank	37,100
Morgan Guaranty	236,200
Nortrust Nominees	1,963,600
MSS Nominees Limited	34,100
State Street Bank & Trust Co.	539,329
Lloyds Bank	27,300
Citibank	3,200
Citibank NA Toronto	370,400
Deutsche Bank AG	59,600
Chase Manhattan Nominee Ltd	54,100
HSBC Bank plc	815,800
Mellon Bank N.A.	141,800
Northern Trust AVFC	28,000
KAS UK	80,200
Mellon Nominees (UK) Limited	17,200
Bank One London	158,600
HSBC	9,400
JP Morgan Chase Bank	49,600
Raiffeisen Zentral Bank	603,500
Fortis Bank	13,100
Metzier Seel Sohn & Co.	57,700
Nordea Bank	76,700
Bayerische Hypo Und Vereinsbank AG	17,800
State Street Nominees Limited	14,200
Bank of New York Nominees	9,500
Chase Nominees Limited	544,400
Midland Bank plc	65,400
Barclays Bank	13,000
Pictet & Cie, Geneva	67,500
Nortrust Nominees	9,900
Morgan Stanley	11,600
J.P. Morgan	870,500
State Street Bank and Trust Co	82,800
Lloyds Bank	22,500
HSBC Bank plc	235,300
JP Morgan Chase Bank	18,800
Lombard Odier Et Cie, Geneva	103,000
Metzier Seel Sohn & Co	15,000
Credit Suisse, Zurich	18,900
State Street Nominees Limited	305,800
Bank of New York Nominees	96,275
Northern Trust	5,500
Chase Nominees Limited	325,300
Midland Bank plc	6,900
Bankers Trust	15,000
Nortrust Nominees	92,500
State Street Bank & Trust Co.	16,900
Citibank	3,100
Citibank NA Toronto	56,300
HSBC Bank plc	35,100
JP Morgan Chase Bank	14,000
Chase Nominees Limited	2,400,000

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	10:25 12-Jul-06
Number	0701G

RNS Number:0701G
Scottish & Southern Energy PLC
12 July 2006

On 11 July 2006 the Company granted options over 1,107,199 shares to employees pursuant to the Company's all-employee savings-related share option scheme at an exercise price of £9.99 The options are over the Company's Ordinary 50p shares. The interests of the Directors /PDMRs of the Company in the transaction were as follows:

Directors/ PDMRs	Savings contract term	No of options
Vincent Donnelly PDMR	3 -year	561
Paul Isgar PDMR	3-year	374
Mark Mathieson PDMR	5-year	322
James McPhillimy PDMR	3-year	187
Alan Young PDMR	5-year	644

This information is provided by RNS
The company news service from the London Stock Exchange

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	New Power Station
Released	07:00 12-Jul-06
Number	0620G

RNS Number:0620G
Scottish & Southern Energy PLC
12 July 2006

SCOTTISH AND SOUTHERN ENERGY VENTURE TO INVEST IN NEW COMBINED CYCLE GAS TURBINE POWER STATION

Scottish and Southern Energy plc ("SSE") has entered into an agreement with ESBI (Ireland's ESB International) to acquire 50% of the shares in Marchwood Power Ltd, in anticipation of the construction of a new gas-fired power station near Southampton with an installed capacity of around 850MW.

The site at Marchwood has consent under Section 36 of the Electricity Act for construction of the power plant. When operational, SSE will supply all of the fuel for the power station and take from it all of the electricity generated. The power plant will be constructed under a turnkey contract and a long-term maintenance agreement entered into with Siemens, the preferred gas turbine supplier.

SSE and ESBI will each have 50% of the shares in Marchwood Power Ltd. It will be financed on a non-recourse basis, with a likely debt/equity ratio of 80%/20%. The total project cost is estimated to be around £400m, which means that SSE's equity investment in the venture is likely to be around £40m.

The development is subject to the securing of non-recourse finance and the finalisation of a power purchase agreement, which will determine issues such as how the plant is to be operated and how it is to be remunerated for being available to generate electricity. SSE and ESBI aim to achieve financial close by the end of 2006.

Construction work is expected to start early in 2007, with the power station being fully commissioned before the winter of 2009/10. Upon completion, the station will be jointly operated by SSE and ESBI. It will have one of the highest thermal efficiencies of any power station in the UK and in a typical year will meet the electricity requirements of around one million homes.

Ian Marchant, Chief Executive of SSE, said: "There is a clear consensus that the UK will need a significant amount of new electricity generation capacity over the next 15 years. At SSE, we have long recognised that adding to our leading-edge generation portfolio is a key means of helping to deliver reliable energy supplies and creating value for shareholders.

"This agreement is a major step forward in our ambitions to invest further in gas-fired generation plant, which will complement our other investments in gas,

in coal-fired plant and in renewables. It will help SSE retain its position as the largest non-nuclear generator in the UK, and the generator with the most diverse portfolio of power stations. It will also help to keep the UK's lights on.

"Following the announcement in May of our proposals to develop cleaner coal at Ferrybridge, and our ongoing work in renewables, this investment in gas-fired plant will complete the process of balancing our investment in electricity generation."

The UK's Minister for Energy Malcolm Wicks MP said: "A major part of our energy review was about enabling the power industry to deliver reliable and lower carbon energy supplies for the UK over the long term. This announcement by SSE and ESBI confirms that there is a significant appetite to invest in energy in the UK and is a very welcome development."

Ireland's Minister for Communications, Marine & Natural Resources, Mr Noel Dempsey, T.D, commented: "I warmly welcome the announcement of the joint venture between ESBI and SSE in Marchwood in the UK. This agreement is further evidence of international confidence in the experience ESBI has gained through its operations both in the UK and worldwide."

Enquiries to:

Scottish and Southern Energy
Alan Young, Director of Corporate Communications 0870 900 0410
Denis Kerby, Corporate Communications 0870 900 0410

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	15:16 05-Jul-06
Number	7346F

Scottish and Southern Energy

RNS Number:7346F
Scottish & Southern Energy PLC
05 July 2006

Notification of Directors'/PDMRs' Interests

On 4 July 2006 the Company was notified by the Trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Plan") of the following changes in directors'/PDMRs' interests in the Company's ordinary shares ("the Shares") arising out of the operation of the Plan.

Awards of Shares under the Plan can be unconditionally released to participants following the third anniversary of grant ("the Maturity Date").

The following directors/PDMRs elected to call for the release of the Shares set out below following the Maturity Date. On 4 July 2006, sufficient Shares were sold at £11.42 per share in order to discharge income tax and National Insurance contribution liabilities arising on their release from the Deferred Bonus Plan Trust ("the Trust").

Executive director/PDMR	Shares released from the Trust	Shares sold at £11.42 to satisfy the tax liability	Shares remaining
Ian Marchant	35,338	14,544	20,794
Alistair Phillips-Davies	17,667	7,271	10,396
Gregor Alexander	14,132	5,816	8,316
Vincent Donnelly	3,778	1,555	2,223
Paul Isgar	1,150	473	677
Tony Keeling	1,115	459	656
Ian Manson	3,429	1,411	2,018
Adrian Pike	1,034	426	608
Brian Smith	3,057	1,258	1,799
James Smith	3,100	1,276	1,824
Paul Smith	7,709	3,173	4,536
Robert McDonald	1,701	700	1,001
Alan Young	3,026	1,245	1,781

The Trustees have transferred the Shares to satisfy these entitlements out of the Trust.

Vincent Donnelly has transferred on 4 July 2006, 500 shares to each of his two adult children.

As a result of the transactions referred to above the Trust holds a total of 729,861 Shares representing 0.08% of the Company's issued share capital. The executive directors are technically deemed for Companies Act purposes to be interested in all the Shares held by the Trust. The executive directors shareholdings are as follows:

Executive director	Total holding following this notification	Total holding as a percentage of shares in issue
Ian Marchant	93,997	0.011%
Alistair Phillips-Davies	30,942	0.004%
Gregor Alexander	21,398	0.002%

Also, on 4 July 2006 , Mark Mathieson had exercised 500 options at an option price of £3.15 and 500 options at an option price of £5.47.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	09:27 03-Jul-06
Number	5395F

Scottish and Southern Energy

RNS Number:5395F
Scottish & Southern Energy PLC
03 July 2006

The Company was notified on 30 June 2006 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 30 June 2006 in the Company's ordinary shares:-

(a) that 31,614 shares were purchased and allocated at £11.50 per share using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and allocated a further 22,401 shares at £11.50 per share ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchases, referred to above, were made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership and Matching Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	11	5	0.000002%	24,944	0.003%
Ian Marchant Director	11	5	0.000002%	73,203	0.009%
Alistair Phillips-Davies Director	11	5	0.000002%	20,546	0.002%
Gregor Alexander Director	11	5	0.000002%	13,082	0.002%
Vincent Donnelly PDMR	11	5	N/A	N/A	N/A
Michelle Hynd PDMR	10	5	N/A	N/A	N/A
Paul Isgar PDMR	10	5	N/A	N/A	N/A

Graham Juggins PDMR	11	5	N/A	N/A	N/A
Anthony Keeling PDMR	11	5	N/A	N/A	N/A
Ian Manson PDMR	11	5	N/A	N/A	N/A
Mark Mathieson PDMR	10	5	N/A	N/A	N/A
Robert McDonald PDMR	11	5	N/A	N/A	N/A
James McPhillimy PDMR	11	5	N/A	N/A	N/A
Adrian Pike PDMR	11	5	N/A	N/A	N/A
Brian Smith PDMR	3	3	N/A	N/A	N/A
James Smith PDMR	10	5	N/A	N/A	N/A
Paul Smith PDMR	11	5	N/A	N/A	N/A
Alan Young PDMR	8	5	N/A	N/A	N/A

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Auction Gas Storage Capacity
Released	14:53 30-Jun-06
Number	4846F

Scottish and Southern Energy

RNS Number:4846F
Scottish & Southern Energy PLC
30 June 2006

AUCTION OF GAS STORAGE CAPACITY

SSE Hornsea, a subsidiary of Scottish and Southern Energy plc ("SSE"), has completed the auction of around 23% of the capacity (43.9 million Standard Bundled Units, or SBUs) at its gas storage facility at Hornsea for a five year term which will commence in May 2007. The average price achieved per SBU was 41.7 pence per annum over each of the five years.

In March, SSE Hornsea auctioned 54 million SBUs for the one year term which commenced in May 2006. The average price achieved per SBU then was 54.2 pence per annum.

Hornsea has 195 million Standard Bundled Units available in total. Each SBU provides capacity to inject gas into the facility, store gas there and withdraw gas from it.

Ian Marchant, Chief Executive of SSE, said:

"Our gas storage business at Hornsea has been very successful, with year-on-year increases in the value of contracts to provide storage. We are very pleased with the outcome of this auction, which has again emphasised the importance and value of gas storage in the UK."

NOTES

SSE owns and operates the UK's largest onshore gas storage facility at Hornsea in East Yorkshire, which it acquired in 2002 for £132.7m. Nine man made salt cavities have been leached into a salt layer 1.8 kilometres below the surface creating 325 million cubic metres of gas storage space (or around 195 million Standard Bundled Units).

Gas can be withdrawn at a rate of 18 million cubic metres per day, the equivalent of the requirements of around four million homes. In 2005/06, SSE's gas storage business at Hornsea delivered an operating profit of £27.3m, during which the average achieved SBU price was 16.5 pence.

SSE's joint venture with Statoil (UK), in which SSE is investing £150m, is developing what will become the UK's largest onshore gas storage facility at Aldbrough, which is adjacent to Hornsea.

Enquiries to:
Scottish and Southern Energy
Alan Young, Director of Corporate Communications 0870 900 0410
Denis Kerby, Investor and Media Relations Manager 0870 900 0410

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate Update
Released	10:34 16-Jun-06
Number	7060E

Scottish and Southern Energy

RNS Number:7060E
Scottish & Southern Energy PLC
16 June 2006

SSE COMMISSIONING OF NEW FACILITY TO 'CO-FIRE' BIOMASS AT FIDDLER'S FERRY POWER STATION

The Rt Hon David Miliband MP, Secretary of State for the Environment, Food and Rural Affairs, today formally commissioned the new facility to 'co-fire' fuels from renewable sources at the Fiddler's Ferry power station of Scottish and Southern Energy plc ("SSE").

Over the past 18 months, SSE has invested over £10 million in the deployment of 'direct injection' burners at Fiddler's Ferry in Cheshire. These burners enable the station's main fuel, coal, and biomass to be 'co-fired' more efficiently and, therefore, increase the amount of biomass that can be used to generate electricity at the power station to 30% (by weight) of the total fuel required for two of the four units at the station.

They also enable SSE to generate electricity from a more diverse range of biofuels including olive pellets, palm kernel expellers, citrus pulp pellets and wood.

The installation of the new burners is expected to lead to the station generating around 750GWh per year of electricity qualifying for Renewables Obligation Certificates - around double that generated at the station in 2005/06.

During his visit to the power station Mr Milliband said: "I look forward to hearing about the innovative work being done here at Fiddler's Ferry. Energy companies have an important role to play in driving down the UK's emissions as we move to a low carbon economy."

Ian Marchant, Chief Executive of SSE, said: "Along with our hydro assets and our portfolio of wind farms, the deployment of new direct injection burners at our coal-fired stations confirms SSE's position as the largest generator of electricity from renewable sources in the UK. It also reinforces the value of our coal assets in SSE's generation portfolio."

Enquiries to:

Scottish and Southern Energy

Alan Young, Director of Corporate Communications 0870 900 0410

Denis Kerby, Investor and Media Relations Manager 0870 900 0410

This information is provided by RNS
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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate Update
Released	10:32 16-Jun-06
Number	7056E

Scottish and Southern Energy

RNS Number:7056E
Scottish & Southern Energy PLC
16 June 2006

SSE PROPOSALS FOR ASH SEPARATION PROJECT AT FIDDLER'S FERRY

Scottish and Southern Energy plc ("SSE") and RockTron Limited ("RockTron") have agreed to co-operate in the completion of a venture which is expected to lead to the construction, at SSE's Fiddler's Ferry power station in Cheshire, of the first plant in the UK to separate the ash arising from electricity generation into constituent mineral parts for sale as cement substitute products and industrial minerals.

The announcement of this venture took place during a visit to Fiddler's Ferry today by the Rt Hon David Miliband MP, Secretary of State for the Environment, Food and Rural Affairs.

The ash which arises from the combustion of coal is currently stored in lagoons at the Fiddler's Ferry site and in other landfill sites around the UK. The process developed by RockTron results in the ash being separated into its mineral parts, mainly cement substitutes alpha(TM) and delta(TM), and industrial fillers for plastic and paint.

In the UK over two million tonnes of cement substitute products are sold each year. This is likely to grow significantly as a result of environmental pressures. The use of these substitutes eliminates the need for a carbon-intensive limestone kilning process in cement production.

Fiddler's Ferry currently produces around 300,000 tonnes of ash each year and there is a substantial stockpile of usable ash at the site.

The plant will process up to 800,000 tonnes of ash a year which would supply the product to the North West of England, a part of the country which is currently not supplied with cement substitute products. By providing an alternative to the use of the limestone kilning process, it is estimated that this would help to reduce carbon emissions by around 500,000 tonnes a year.

Developing the plant would require investment of around £17m. SSE and RockTron expect to make a final decision on whether to proceed with this development later this year. Construction work would begin soon thereafter.

During his visit Mr Milliband said: "I look forward to hearing about the innovative work being done here at Fiddler's Ferry. Energy companies have an important role to play in driving down the UK's emissions as we move to a low carbon economy."

Ian Marchant, Chief Executive of SSE, said: "I have no doubt that we have in

this development a potential solution to the long-standing issue of ash production from electricity generation at coal-fired power stations. This is another example of the work we are doing to minimise the environmental impacts arising from these stations. That bodes well for the long-term contribution that we believe coal can make to securing the UK's supplies of energy."

Lord Wade, Chairman of RockTron said: "SSE's commitments to a cleaner environment makes them an ideal partner for RockTron, which sees itself as an environmental remediation company. The Fiddler's Ferry plant will be the first of its kind in the world and offers the three major benefits of producing high added value industrial minerals, eliminates the need for storing ash in lagoons and landfill sites, and helps to reduce carbon emissions by about 500,000 tonnes per annum."

Enquiries to:

Scottish and Southern Energy
Alan Young, Director of Corporate Communications 0870 900 0410
Denis Kerby, Investor and Media Relations Manager 0870 900 0410

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Review Moody's Report
Released	12:09 08-Jun-06
Number	2744E

Scottish and Southern Energy

RNS Number:2744E
Scottish & Southern Energy PLC
08 June 2006

SCOTTISH AND SOUTHERN ENERGY PLC

REVIEW MOODY'S REPORT

Scottish and Southern Energy Plc ("SSE") notes with interest, Moody's Investor Service press release of 7 June 2006 indicating that the ratings of SSE's regulated networks and holding company are subject to review and possible downgrade from Aa3.

SSE looks forward to working constructively with Moody's over the six to eight week review period to conclude the review. SSE's assessment of its credit position is that it has improved since Moody's last review in February 2005, taking into account all relevant metrics. SSE's average age of debt at 31 March 2006 was 12.7 years with an EBIT underlying interest cover of 9.2 times.

Enquiries to:

Scottish and Southern Energy

Alan Young, Director of Corporate Communications 0870 900 0410

This information is provided by RNS
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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	16:33 06-Jun-06
Number	1536E

RNS Number:1536E
Scottish & Southern Energy PLC
06 June 2006

Headline: Director Shareholding

The company announces the purchase on 6 June 2006, by the Trustees of the Scottish and Southern Energy Deferred Bonus Plan, of 244,426 ordinary shares of 50p each in the Company at an average price of £11.455 per share. The Company also announces the performance-related awards to Executive Directors and Persons Discharging Managerial Responsibility (PDMR) under the Plan.

On 6 June 2006, the following share awards to the Executive Directors and PDMRs were made:

Ian Marchant	46,081
Colin Hood	33,446
Alistair Phillips-Davies	23,311
Gregor Alexander	23,311
Vincent Donnelly	4,729
Michelle Hynd	1,135
Paul Isgar	5,180
Graham Juggins	4,279
Anthony Keeling	5,630
Ian Manson	4,955
Mark Mathieson	3,040
Robert McDonald	5,405
James McPhillimy	6,081
Adrian Pike	5,630
Brian Smith	4,279
James Smith	4,504
Paul Smith	6,081
Alan Young	5,405

The Plan is designed to contribute to increasing shareholder return and motivation of senior management over the longer-term. Awards to participants in the Plan are dependent on the performance by individuals and by the Company. Participants are granted awards equivalent to their actual short-term bonus. The value of the award is adjusted by reference to three factors: the company's relative performance in terms of Total Shareholder Return over a three-year period; safety (which is externally verified and compared to other energy companies) and relative performance in terms of customer complaints as recorded by the independent regulatory body, energywatch.

Each Executive Director/ PDMR will only receive from the Trust the number of shares to which they are entitled under their award. For Companies Act purposes,

the Executive Directors/ PDMRs are technically regarded as having an interest in all those shares held by the Trust.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	08:30 01-Jun-06
Number	8660D

Scottish and Southern Energy

RNS Number:8660D
Scottish & Southern Energy PLC
01 June 2006

The Company was notified on 31 May 2006 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 31 May 2006 in the Company's ordinary shares:-

(a) that 33,975 shares were purchased and allocated at £11.000 using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and allocated a further 22,829 shares at £11.000 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchases, referred to above, were made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership and Matching Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	11	5	0.000002%	24,928	0.003%
Ian Marchant Director	11	5	0.000002%	73,187	0.009%
Alistair Phillips-Davies Director	11	5	0.000002%	20,530	0.002%
Gregor Alexander Director	11	5	0.000002%	13,066	0.002%
Vincent Donnelly PDMR	11	5	N/A	N/A	N/A
Michelle Hynd PDMR	12	5	N/A	N/A	N/A
Paul Isgar PDMR	12	5	N/A	N/A	N/A
Graham Juggins	11	5	N/A	N/A	N/A

Anthony Keeling PDMR	11	5	N/A	N/A	N/A
Ian Manson PDMR	11	5	N/A	N/A	N/A
Mark Mathieson PDMR	12	5	N/A	N/A	N/A
Robert McDonald PDMR	11	5	N/A	N/A	N/A
James McPhillimy PDMR	11	5	N/A	N/A	N/A
Adrian Pike PDMR	11	5	N/A	N/A	N/A
Brian Smith PDMR	3	3	N/A	N/A	N/A
James Smith PDMR	12	5	N/A	N/A	N/A
Paul Smith PDMR	11	5	N/A	N/A	N/A
Alan Young PDMR	9	5	N/A	N/A	N/A

END